August 30, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Via EDGAR

Attention:	Jan Woo, Legal Branch Chief

Re:	Request for Withdrawal of Amendment: 1-A-W/A; Offering Statement on Form 1-A POS; File No. 024-10898

Ms. Woo,

TechSoup Global, A California 501(c)(3) Nonprofit Public Benefit Corporation (Applicant), hereby applies for the Commission’s consent to withdraw its offering circular amendment dated October 12, 2018. Applicant previously made this request using an incorrect form code (AW) and hereby seeks to correct that error. This request will be submitted as a request for withdrawal coded as 1-A-W/A for withdrawals of post effective amendments of Regulation A offerings.

The offering statement is not the subject of a proceeding under Rule 258 and as such is eligible for withdrawal. Applicant has not sold any securities pursuant to the amendment submitted on October 12, 2018. The reason for the withdrawal of the amended offering circular is that the modifications to the offering statement do not, in Applicant’s determination, represent a fundamental change in the information set forth in the original offering statement qualified on September 28, 2018 and thus no amendment is required to be filed under Rule 252(f)(iii)(2)(ii). Once the amendment is withdrawn, Applicant will file an offering circular supplement pursuant to Rule 253(g)(2). The supplements to the offering statement primarily concern the intended use of an escrow and placement agent and do not fundamentally change the terms of the offering to investors.

Should you have any questions or require any additional information with respect to this filing, please contact Kim Arnone, Cutting Edge Counsel, at (510) 834-4530. Thank you for your assistance and cooperation.

Very truly yours,

TECHSOUP GLOBAL

/s/ Rebecca Masisak

Rebecca Masisak

Chief Executive Officer

cc: Kim Arnone, Esq., Cutting Edge Counsel

435 Brannan Street San Francisco California 94107 (415) 633-9300 voice (415) 633-9400 fax